Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660
A Stock Company
EXCESS WITHDRAWAL ENDORSEMENT
Pacific Life Insurance Company has issued this Endorsement as a part of the annuity Rider to which it is attached.
All provisions of the Rider that do not conflict with this Endorsement apply to this Endorsement. In the event of any conflict between the provisions of this Endorsement and the provisions of the Rider, the provisions of this Endorsement shall prevail over the provisions of the Rider.
This Endorsement modifies the provisions of the Rider to change the method of computing the Protected Payment Base and Remaining Protected Balance in excess withdrawal situations.
The section titled Withdrawal of Protected Payment Amount is deleted and replaced with the following:
Withdrawal of Protected Payment Amount — While this Rider is in effect, you may withdraw up to the Protected Payment Amount without reducing the Protected Payment Base, regardless of market performance, until the Remaining Protected Balance equals zero.
If a withdrawal does not exceed the Protected Payment Amount immediately prior to that withdrawal, the Protected Payment Base will remain unchanged. The Remaining Protected Balance will decrease by the withdrawal amount immediately following the withdrawal.
If a withdrawal exceeds the Protected Payment Amount immediately prior to that withdrawal, we will adjust the Protected Payment Base and Remaining Protected Balance immediately following the withdrawal according to the following calculation:
(a)	Determine excess withdrawal amount (“A”) where A equals total withdrawal amount minus the Protected Payment Amount immediately prior to the withdrawal;

(b)	Determine the ratio for proportionate reduction (“B”) where B equals A divided by (Contract Value immediately prior to the withdrawal minus Protected Payment Amount immediately prior to the withdrawal);

(c)	Determine the new Protected Payment Base which equals (Protected Payment Base immediately prior to the withdrawal) multiplied by (1 minus B). The Protected Payment Base will never be less than zero;

(d)	Determine the new Remaining Protected Balance which equals the lesser of:
1.	(Remaining Protected Balance immediately prior to the withdrawal minus the Protected Payment Amount immediately prior to the withdrawal) multiplied by (1minus B); or

2.	the Remaining Protected Balance immediately prior to the withdrawal minus the total withdrawal amount.
The amount available for withdrawal under the Contract must be sufficient to support any withdrawal that would otherwise exceed the Protected Payment Amount.
A withdrawal may not exceed the amount available for withdrawal under the Contract if such withdrawal would exceed the Protected Payment Amount.
If a withdrawal: (a) does not exceed the Protected Payment Amount; and (b) reduces the Contract Value to zero, the following will apply:

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•	5% of the Protected Payment Base will be paid each year until the Remaining Protected Balance is reduced to zero. The payments will be made under a series of pre-authorized withdrawals under a payment frequency, as elected by you, but no less frequently than annually;

•	no additional Purchase Payments will be accepted under the Contract;

•	any Remaining Protected Balance will not be available for payment in a lump sum and may not be applied to provide payments under an Annuity Option; and

•	the Contract will cease to provide any death benefit.
If the Owner or sole surviving Annuitant dies and the Contract Value is zero as of the date of death, any Remaining Protected Balance will be paid to the Beneficiary under the series of pre-authorized withdrawals and payment frequency then in effect at the time of the Owner’s or sole surviving Annuitant’s death.
The section titled Termination of Rider is deleted and replaced with the following:
Termination of Rider — Except as otherwise provided under the Continuation of Rider if Surviving Spouse Continues Contract provision of this Rider, this Rider will automatically terminate upon the earliest to occur of one of the following events:
(a)	the day any portion of the Contract Value is no longer invested according to an asset allocation program established and maintained by us for this Rider;

(b)	the day the Remaining Protected Balance is reduced to zero;

(c)	the day of the first death of an Owner or the date of death of the sole surviving Annuitant, except as otherwise provided in the paragraph below;

(d)	the day the Contract is terminated in accordance with the provisions of the Contract, except as otherwise provided in the paragraph below;

(e)	the Annuity Date; or

(f)	the day that the Contract Value is reduced to zero as a result of a withdrawal that exceeds the Protected Payment Amount.
This Rider and the Contract will not terminate under subparagraphs (c) and (d) above, if at the time of these events, the Contract Value is zero and we are making pre-authorized withdrawals of the Remaining Protected Balance, as described in the Withdrawal of Protected Payment Amount provision of this Rider. In this case, the Rider and the Contract will terminate as described in subparagraph (b) above.
Effective Date — This Endorsement is effective as of the Rider Effective Date, unless a later date is shown below.
     Effective Date: [date]
All other terms and conditions of your Contract and Rider remain unchanged by this Endorsement.
PACIFIC LIFE INSURANCE COMPANY

Chairman and Chief Executive Officer	Secretary

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